

February 2, 2015

Via E-mail
Thad Trent
Chief Financial Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, California 95134

> **Re:** **Cypress Semiconductor Corporation**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed January 22, 2015**
> **File No. 333-201173**

Dear Mr. Trent:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 59

1. We note your response to prior comment 2. Please expand your disclosure to discuss the specific factors about the nature of Party K's identity, operations or other factors that allowed Morgan Stanley and Jefferies to conclude that Party K's resources would be insufficient to fund the acquisition. Furthermore, we note your added disclosure that Party J's additional sources of financing were unclear. Please disclose the specific factors about the nature of Party J's identity, operations or other factors that informed the Board's analysis about whether Party J would be able to obtain additional financing.

Exhibit 8.1 and Exhibit 8.2

2.	It appears that counsel intends to render long form opinions. As such, please revise both tax opinions to discuss all necessary material tax consequences and related items, rather than referring to disclosure on the registration statement.

Exhibit 8.2

3.	We note that counsel has rendered the tax opinion concerning "…certain matters of U.S. federal income tax law…" Please revise to ensure that counsel has rendered a tax opinion regarding all material federal tax consequences. For guidance, see Section III.C.1 of Staff Legal Bulletin No. 19 (October 14, 2011).

4.	Investors are entitled to rely on the tax opinion expressed. As such, please have counsel clarify the penultimate paragraph to clearly reflect this investor right. For guidance, please refer to Section III.D.1 of Staff Legal Bulletin No. 19 (October 14, 2011).

5.	Please file exhibits A and B to this tax opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Russell Mancuso for

Amanda Ravitz
Assistant Director

cc (via e-mail):   Mike Ringler
                     Wilson Sonsini Goodrich & Rosati